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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                               _________________

                                 SCHEDULE 13E-3
                     Rule 13e-3 Transaction Statement Under
              Section 13(e) of the Securities Exchange Act of 1934

                               (AMENDMENT NO. 1)
                               _________________

                              ERC INDUSTRIES, INC.
                              (Name of the Issuer)

                              ERC INDUSTRIES, INC.
                             ERC ACQUISITION, INC.
                              JOHN WOOD GROUP PLC
                       (Name of Persons Filing Statement)

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                   268912102
                     (CUSIP Number of Class of Securities)

                               WENDELL R. BROOKS
                            CHIEF EXECUTIVE OFFICER
                              ERC INDUSTRIES, INC.
                            1441 PARK TEN BOULEVARD
                              HOUSTON, TEXAS 77084
                                 (281) 398-8901
  (Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications on Behalf of Persons Filing Statement)

                                   Copies to:

        J. David kirkland, Jr.                      Bryce D. Linsenmayer
          Baker Botts L.L.P.                        Haynes and Boone, LLP
         3000 One Shell Plaza                    1000 Louisiana, Suite 4300
       Houston, Texas 77002-4995                  Houston, Texas 77002-5012
            (713) 229-1101                             (713) 547-2100

     This statement is filed in connection with (check the appropriate box):

     a. [X] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14-C or Rule 13e-3(c) under the Securities Exchange Act of 1934 (the "Act").

     b. [ ] The filing of a registration statement under the Securities Act of 1933.

     c.  [ ] A tender offer.

     d.  [ ] None of the above.

     Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [X]

     Check the following box if the filing is a final amendment reporting the results of the transaction: [ ]



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     ERC Industries, Inc., a Delaware corporation (the "Company"), John Wood
Group PLC, a company registered in Scotland and incorporated under the laws of the United Kingdom ("Wood Group"), and ERC Acquisition, Inc., a Delaware corporation formed for purposes of this transaction by Wood Group ("ERC Acquisition"), hereby amend and supplement their Rule 13e-3 Transaction Statement on Schedule 13E-3 originally filed with the Securities and Exchange Commission on April 14, 2000 (as amended, the "Schedule 13E-3"), relating to the proposed merger of ERC Acquisition with and into the Company, with the Company surviving as a wholly owned subsidiary of Wood Group. This amendment constitutes Amendment No. 1 to the Schedule 13E-3. Capitalized terms used but not defined herein shall have the meanings assigned to them in the Schedule 13E-3.



     The following are filed as exhibits to this Amendment No. 1 to the Schedule 13E-3:

ITEM 16.  EXHIBITS.

Exhibit No.                             Description
-----------                             -----------
(a)(1)           Proxy Statement



(c)(3) Presentation materials prepared by Schroder & Co. Inc. dated February 17, 2000 to the Special Committee of the Board of Directors of the Company

(c)(4) Presentation materials prepared by Schroder & Co. Inc. dated March 28, 2000 to the Special Committee of the Board of Directors of the Company



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                                   SIGNATURE

     After due inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this Statement is true, complete and correct.


Dated:  May 26, 2000

                                    ERC INDUSTRIES, INC.


                                    By: /s/ Wendell R. Brooks
                                       ------------------------------
                                       Wendell R. Brooks
                                       Chief Executive Officer


                                    ERC ACQUISITION, INC.


                                    By: /s/ Wendell R. Brooks
                                       ------------------------------
                                       Wendell R. Brooks
                                       President


                                    JOHN WOOD GROUP PLC


                                    By: /s/ Wendell R. Brooks
                                       ------------------------------
                                       Wendell R. Brooks
                                       Director


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